Exhibit 99.1
Olink reports first quarter 2024 financial results

UPPSALA, Sweden, May 13, 2024 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the first quarter ended March 31, 2024.

Highlights
•First quarter 2024 revenue totaled $28.8 million, representing year over year growth of 5% on a reported basis and 5% on a constant currency adjusted like-for-like basis
•Total Explore customer installations reached 121, with 14 installations during the first quarter
•Total Signature Q100 placements reached 202, with 16 placements during the first quarter
•Explore revenue of $18.0 million accounted for 63% of total first quarter revenue, with Explore Kit revenue totaling $11.3 million, or 63% of total Explore revenues
•First quarter kits revenue and analysis services revenue represented 61% and 27% of total revenue, respectively
•First quarter 2024 net loss was $(16.1) million, with adjusted EBITDA of $(15.5) million; compared to first quarter of 2023 net loss of $(14.0) million and adjusted EBITDA of $(9.4) million
•Exited first quarter 2024 with a cash balance of $109.3 million

On March 20, 2024, Thermo Fisher Scientific received clearance from the Swedish Inspectorate of Strategic Products with respect to the proposed transaction. The parties continue to work cooperatively with the applicable regulators and continue to expect the offer to be completed by mid-2024.

First quarter financial results
Total revenue for the first quarter of 2024 was $28.8 million, as compared to $27.5 million for the first quarter of 2023, growing 5% year over year and driven primarily by strength in our kit business.

First quarter 2024 kits revenue of $17.6 million represented 61% of our total revenue, compared to 49% for the first quarter of 2023; and grew 30% year over year as a result of continued Explore and Target revenue growth in combination with the launch of Explore HT.

Analysis services revenue for the first quarter of 2024 was $7.8 million, as compared to $10.4 million for the first quarter of 2023.

Other revenue was $3.3 million for the first quarter of 2024, as compared to $3.5 million for the first quarter of 2023. Other revenue decrease was driven by Signature Q100 placements, this was largely due to a year over year decrease in China where Q1 2023 benefited from government stimulus.

By geography, revenue during the first quarter of 2024 was $17.1 million in Americas, $7.7 million in EMEA (including Sweden), and $4.0 million in China and RoW (including Japan).

Reported gross profit was $17.4 million in the first quarter of 2024, as compared to $17.6 million in the first quarter of 2023. Adjusted gross profit was $18.8 million in the first quarter of 2024, as compared to $18.4 million in the first quarter of 2023.

Reported gross profit margin for kits was 78% for the first quarter of 2024, as compared to 81% for the first quarter of 2023. Adjusted gross profit margin for kits was 80% for the first quarter of 2024, as compared to 83% for the first quarter of 2023.

Reported gross profit margin for analysis services was 29% as compared to 56% in the first quarter of 2023. Adjusted gross profit margin for analysis services was 42% for the first quarter of 2024, as compared to 62% in the first quarter of 2023.

Reported and adjusted gross profit margin for Other was 42% for the first quarter of 2024, as compared to 21% for the first quarter of 2023.

Exhibit 99.1

Total operating expenses for the first quarter of 2024 were $42.4 million, as compared to $34.9 million for the first quarter of 2023. The increase was largely due the overall growth of the business, which includes expenses related to strategic initiatives.

Net loss was $(16.1) million for the first quarter of 2024 and adjusted EBITDA was $(15.5) million, as compared to a net loss of $(14.0) million and adjusted EBITDA of $(9.4) million for the first quarter of 2023. Add-back in adjusted EBITDA for the first quarter 2024 amounted to a total of $4.1 million which pertain to costs associated with the work in response to the tender offer by Thermo Fisher Scientific Inc. announced on October 17, 2023, $1.1 million, and costs for the share-based compensation, $3.0 million. Add-back in adjusted EBITDA for the first quarter 2023 amounted to a total of $3.6 million which primarily included costs related to our January 2023 capital raise, $1.5 million, and costs for the share-based compensation, $2.1 million.

Net loss per share for the first quarter of 2024 was $(0.13) based on a weighted average number of outstanding shares of 124,342,715 as compared to a net loss per share of $(0.11) in the first quarter of 2023 based on a weighted average number of outstanding shares of 122,954,966.

Webcast and conference call
Due to the pending acquisition of Olink by Thermo Fisher Scientific Inc., Olink will not be hosting a conference call.

Statement regarding use of non IFRS financial measures
We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Investor contact
David Deuchler, CFA
Gilmartin Group
olink@gilmartinir.com

Media contact
Michael B. Gonzales
VP Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com

Forward-looking statements
This press release contains express or implied “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding the proposed acquisition of Olink by Thermo Fisher (the “Proposed Acquisition”), our Explore externalizations, our

Exhibit 99.1
ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the ability of the parties to satisfy the closing conditions of the Proposed Acquisition on a timely basis, if at all; the possibility of regulatory approvals required for the Proposed Acquisition not being timely obtained, if obtained at all, or being obtained subject to conditions; uncertainties as to how many of Olink’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Thermo Fisher and Olink to terminate the Purchase Agreement; negative effects of the announcement of the Proposed Acquisition on the market price of Olink’s common stock; prior to the completion of the Proposed Acquisition, Olink’s business experiencing disruptions due to uncertainty or other factors related to the Proposed Acquisition making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Proposed Acquisition; the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected timeframe for completing the Proposed Acquisition, or at all; , the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the potential effects of government regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts; and any lingering impacts from the COVID-19 pandemic. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “seek,” “plan,” “outlook,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “currently,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F for the fiscal year ended December 31, 2023 (Commission file number 001-40277) and elsewhere in the documents we file or furnish with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended March 31

Amounts in thousands of U.S. Dollars unless otherwise stated	Note	2024	2023
Revenue	4	28,751	27,457
Cost of revenue		(11,306)	(9,843)
Gross profit		17,445	17,614
Selling expenses		(13,903)	(11,995)
Administrative expenses		(19,459)	(16,381)
Research and development expenses		(10,459)	(6,387)
Other operating income		1,623	223
Other operating expense		(188)	(393)
Operating loss		(24,941)	(17,319)
Interest income		1,253	78
Interest expense		(319)	(121)
Foreign exchange, net		3,952	(165)
Other finance income		—	17
Loss before tax		(20,055)	(17,509)
Income tax benefit	5	3,993	3,552
Net loss for the period (Attributable to shareholders of the Parent)		(16,062)	(13,958)
Other comprehensive profit/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(27,936)	3,102
Other comprehensive profit/(loss) for the period, net of tax		(27,936)	3,102
Total comprehensive loss for the period, net of tax		(43,998)	(10,856)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		(43,998)	(10,856)
Basic and diluted loss per share	9	(0.13)	(0.11)

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	Note	March 31, 2024	December 31, 2023
ASSETS
Non-current assets
Goodwill and Intangible assets		241,413	258,681
Property, plant and equipment		28,201	30,039
Right-of-use asset		26,270	26,987
Deferred tax assets	5	24,261	21,285
Other non-current assets		1,717	1,794
Total non-current assets		321,862	338,786
Current assets
Inventories		66,615	66,436
Trade receivables		35,058	62,795
Other receivables		2,747	3,443
Prepaid expenses and accrued income		7,390	9,835
Cash at bank and in hand		109,283	120,957
Total current assets		221,093	263,466
TOTAL ASSETS		542,955	602,252
EQUITY
Share capital	6	32,221	32,221
Other contributed capital	6	623,145	620,219
Reserves/(Deficit)		(70,230)	(42,294)
Accumulated Deficit		(123,510)	(107,448)
Total equity attributable to shareholders of the Parent		461,626	502,698
LIABILITIES
Non-current liabilities
Lease liabilities	7	22,061	22,765
Deferred tax liabilities	5	19,774	21,302
Total non-current liabilities		41,835	44,067
Current liabilities
Lease liabilities	7	4,142	4,024
Accounts payable		6,704	18,758
Current tax liabilities		1,661	1,320
Other current liabilities	10	26,987	31,385
Total current liabilities		39,494	55,487
Total liabilities		81,329	99,554
TOTAL EQUITY AND LIABILITIES		542,955	602,252

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31
Amounts in thousands of U.S. Dollars	Note	2024	2023
Operating activities
Loss before tax		(20,055)	(17,509)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		5,368	4,319
Net finance expense/(income)		(4,886)	190
Loss on sale of assets		30	32
Share-based compensation expense	6	3,030	2,105
Other		51	25
Changes in working capital:
(Increase) in inventories		(3,868)	(6,299)
Decrease in trade receivable		25,993	24,708
Decrease in other current receivables		2,547	1,286
(Decrease) in trade payables		(12,075)	(414)
(Decrease) in other current liabilities		(3,674)	(3,053)
Interest received		1,221	78
Interest paid		(319)	(121)
Other finance income		—	17
Tax paid		(142)	(3)
Cash flow used in operating activities		(6,779)	5,362
Investing activities
Purchase of intangible assets		(509)	(370)
Purchase of property, plant and equipment		(994)	(2,424)
Proceeds from sale of property, plant and equipment		—	5
Investments in other non-current assets		(12)	(41)
Cash flow used in investing activities		(1,515)	(2,830)
Financing activities
Proceeds from issue of share capital	6	—	100,260
Share issue costs	6	—	(5,081)
Payment of principal portion of lease liability		(820)	(530)
Cash flow from/(used in) financing activities		(820)	94,649
Net cash flow during the period		(9,114)	97,180
Cash at bank and in hand at the beginning of the period		120,957	75,109
Net foreign exchange difference		(2,560)	306
Cash at bank and in hand at the end of the period		109,283	172,595

Exhibit 99.1
Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended March 31
Amounts in thousands of U.S. Dollars unless otherwise stated	2024	2023
Kit
Revenue	17,591	13,534
Cost of revenue	(3,844)	(2,511)
Gross profit	13,747	11,023
Gross profit margin	78.1%	81.4%
Less:
Depreciation charges	316	157
Share-based compensation expenses	76	40
Adjusted Gross Profit	14,139	11,220
Adjusted Gross Profit %	80.4%	82.9%

Service
Revenue	7,846	10,422
Cost of revenue	(5,546)	(4,583)
Gross profit	2,300	5,839
Gross profit margin	29.3%	56.0%
Less:
Depreciation charges	886	550
Share-based compensation expenses	74	54
Adjusted Gross Profit	3,260	6,443
Adjusted Gross Profit %	41.5%	61.8%

All other segments
Revenue	3,314	3,501
Cost of revenue	(1,917)	(2,749)
Gross profit	1,397	752
Gross profit margin	42.2%	21.5%
Less:
Depreciation charges	—	—
Share-based compensation expenses	—	—
Adjusted Gross Profit	1,397	752
Adjusted Gross Profit %	42.2%	21.5%

Exhibit 99.1
Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended March 31
Amounts in thousands of U.S. Dollars, unless otherwise stated	2024	2023
Revenue	28,751	27,457
Revenue growth (IFRS)	5%	21%
Foreign exchange impact	—%	4%
Constant currency revenue growth	5%	25%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended March 31
Amounts in thousands of U.S. Dollars, unless otherwise stated	2024	2023
Revenue	28,751	27,457
Cost of revenue	(11,306)	(9,843)
Gross Profit	17,445	17,614
Gross Profit %	60.7%	64.2%
Less:
Depreciation charges	1,201	707
Share-based compensation expenses	150	94
Adjusted Gross Profit	18,796	18,415
Adjusted Gross Profit %	65.4%	67.1%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended March 31

Amounts in thousands of U.S. Dollars	2024	2023
Operating income/(loss)	(24,941)	(17,319)
Add:
Amortization	2,819	2,733
Depreciation	2,549	1,586
EBITDA	(19,573)	(13,000)
Management Adjustments	1,084	1,501
Share-based compensation expenses	3,032	2,104
Adjusted EBITDA	(15,457)	(9,395)